                  THIS DOCUMENT IS A COPY OF THE FORM 11-K PREVIOUSLY FILED ON JUNE 30, 1995 PURSUANT TO A RULE 201
                  TEMPORARY HARDSHIP EXEMPTION.


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549




                            FORM 11-K

    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



        For the fiscal year ended December 31, 1994

        Commission File Number 1-2227

        A.  Full title of plan:

            Crown Cork & Seal Company, Inc.
            401(k) Retirement Savings Plan
            for Employees of Van Dorn Company

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                     CROWN CORK & SEAL COMPANY, INC.
                          9300 ASHTON ROAD
                      PHILADELPHIA, PA  19136






















                                  INDEX


                                                                    Pages


   Signatures                                                         3


   Report of Independent Accountants                                  6


   Audited Plan Financial Statements and Schedules Prepared in
   Accordance With the Financial Reporting Requirements of ERISA   7 to 13


   Exhibit 23 - Consent of Independent Accountants                   14









































                                  SIGNATURES



    Pursuant to the repuirements of the Securities Exchange Act of 1934, the Committe has duly caused this annual report to be signed on its behalf by the undersigned duly authorized.







                                        Crown Cork & Seal Company, Inc
                                        401(k) Retirement Savings Plan
                                        for Employees of Van Dorn Company






    Date: June 29, 1995                By: James T. Malec
                                           Member, Benefit Plan Committee

































  Crown Cork & Seal
  Company, Inc. 401(k)
  Retirement Savings
  Plan for Employees of
  Van Dorn Company
  Financial Statements
  December 31, 1994














































Crown Cork & Seal Company, Inc. 401(k) Retirement Savings
Plan for Employees of Van Dorn Company Financial Statements





                                    Index


                                                                     Page

Report of Independent Accountants                                          1

Statement of Net Assets Available for Plan Benefits                        2

Statement of Changes in Net Assets Available for Plan Benefits,
  with Fund Information                                                    3

Notes to Financial Statements                                             4-6

Schedule I  - Schedule of Assets Held for Investment
                  at December 31, 1994                                     7

Schedule II - Reportable Transactions (Transaction or Series
              of Transactions) for the Year Ended
              December 31, 1994 in Excess of 5% of Plan Assets             8



[FN]
Note:     Other schedules required by ERISA are not applicable.


























                           Report of Independent Accountants



 To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
 401(k) Retirement Savings Plan for Employees of Van Dorn Company

 In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the financial position of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company (the "Plan") at December 31, 1994 and 1993 and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted accounting standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

 Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE, LLP
Philadelphia, Pennsylvania
May 25, 1995













    Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company
    Statement of Net Assets Available for Plan Benefits
    December 31, 1994 and 1993








                                                    December 31,
                                                 1994         1993

Investments at fair value:
 Crown Cork & Seal Common Stock Fund*        $ 3,409,835   $ 4,081,281
 T. Rowe Price Mutual Funds:
  Prime Reserve Fund*                          2,134,464     1,960,651
  Capital Appreciation Fund                      632,531       500,928
  Spectrum Income Fund*                        2,375,384     3,045,157
  Spectrum Growth Fund*                        5,088,883     5,873,506
 Participant Loan Fund                           175,905        81,278

       Total investments                      13,817,002    15,542,801

Cash                                                            25,275
Employer contributions receivable                 21,326        27,989
Employer contributions receivable                 64,313        84,052

   Net assets available for plan benefits    $13,902,641   $15,680,117



* Represents more than 5% of net assets available for plan benefits at December 31, 1994.




The accompanying notes are an integral part of these financial statements.













    Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company
    Statement of Changes in the Assets Available for Plan Benefits, with Fund Information
    For the Year Ended December 31, 1994






                                                          T. Rowe Price
                                Crown Cork
                                  & Seal       Prime     Capital     Spectrum   Spectrum  Participant
                               Common Stock   Reserve  Appreciation   Income     Growth     Loan
                                  Fund         Fund       Fund         Fund       Fund      Fund        Total

Additions to net assets:
Contributions
  Employer                     $  278,067                                                            $   278,067
  Employee                        116,815   $ 199,475    $156,975  $  219,562  $  298,175                991,002
Investment income                              73,222      48,160     187,437     376,300  $ 12,886      698,005
Net realized and unrealized
  (loss) on investment           (398,811)                (29,570)   (246,988)   (302,772)              (978,141)

                                   (3,929)     272,697    175,565     160,011     371,703    12,886      988,933
Deductions from net assets:
Benefits paid to participants
  and rollovers to other plans   (601,491)    (327,386)   (63,947)   (639,884) (1,133,701)            (2,766,409)
Transfers
  Loan principal repayment          6,423        9,808      4,627       7,778      10,337   (38,973)
  Loan interest allocated             775        2,745      1,900       3,232       4,234   (12,886)
  Loan issued                     (22,278)     (27,171)   (11,681)    (23,984)    (48,486)  133,600
  Interfund transfers             (59,381)     222,653     22,476    (189,375)      3,627

(Decrease) increase in net
  assets available for plan
    benefits                     (679,881)     153,346    128,940    (682,222)   (792,286)   94,627   (1,777,476)
Net assets at beginning
   of year                      4,117,321    1,995,509    514,065   3,075,897   5,896,047    81,278   15,680,117

Net asset at end of year       $3,437,440   $2,148,855   $643,005  $2,393,675  $5,103,761  $175,905  $13,902,641

Net asset value at
    December 31, 1994          $   37.35    $   1.00     $ 12.10   $  10.11    $ 11.13





Certain reclassifications of prior year's data have been made to improve comparability.


The accompanying notes are an integral part of these financial statements.



Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company
Notes to Financial Statements
December 31, 1994


1.  Summary of Significant Accounting Policies

Effective April 16, 1993, the Van Dorn Company (the "Company") was acquired by Crown Cork & Seal Company, Inc. ("Crown") at which time Crown became the sponsor of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company (the "Plan"), formerly the Van Dorn Company
401(k) Plan and Trust. Refer to Note 4 for further information. The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee.

The Plan maintains its financial records and prepares its financial statements using the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis. T. Rowe Price (the "Trustee") manages a Trust Fund for the Plan under the terms of a trust agreement. All of the Plan's investments and cash are held in the Trust Fund. The Trustee has been granted discretionary authority with regard to the investment of temporary cash balances and is directed by investment managers or a committee appointed by Crown with regard to all other investments. The investments and changes therein of the Trust Fund have been determined through the use of current values measured by quoted prices in active markets for all assets of the Trust Fund.

2.  Description of Plan

General. The Plan is a defined contribution plan designed to provide a convenient method by which eligible employees may save regularly through salary elections and through sponsor matching contributions.

The Plan covers salaried employees of the Company's corporate office, Davies Can Company and Central States Can Company as well as certain Plastic Machinery Division and hourly employees of Davies Can Company. On April 20, 1993, Crown sold Plastics to Mannesmann Capital Corporation ("Mannesmann"). Employees of Plastics participating in the Plan were given the option of continuing to participate in the Plan or rolling over their account balances into a Mannesmann sponsored plan or into their individual retirement accounts. Refer to
Note 4 for further information. Employees are eligible to participate in the Plan after completing one year of service and attaining the age of 21. The
Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee Contributions. Employees who participate in the Plan can direct the Company to withhold wages and make tax deferred contributions on their behalf. Contributions may range from 1 percent to 16 percent of annual compensation, plus bonuses, up to a maximum of $9,240 per participant.












    Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company
    Notes to Financial Statements
    December 31, 1994


A participant's 401(k) account balance attributable to tax deferred contributions, taxable employee contributions, and rollover contributions is 100 percent vested at all times. A participant's 401(k) account balance attributable to profit sharing contributions with respect to plan years prior to January 1, 1989 becomes fully vested upon a participant reaching five years of service.

Employer Contributions. Effective July 1, 1990, the Company amended the Plan and Trust to permit employer contributions. The amendment provides for the Company to match 50 percent of employee contributions up to a maximum employee contribution of 4 percent of compensation. Employer contributions vest 100 percent after five years of service. All employer matching contributions are invested automatically in the Crown Cork & Seal Common Stock Fund.

Forfeitures of terminated participants' nonvested accounts are offset against employer contributions.

Investments. Participants may direct their contributions among any of the following investments:

1. Common Stock Fund - Investing in common stock of Crown Cork & Seal.

2. T. Rowe Price Prime Reserve Fund - A money market fund investing in a diversified portfolio of domestic and foreign U.S. dollar-denominated money market securities to maintain a stable share price of $1.00.

3. T. Rowe Price Capital Appreciation Fund - Investing in common stocks, fixed income securities and money market instruments.

4. T. Rowe Price Spectrum Income Fund - Investing primarily in a diversified group of T. Rowe Price mutual funds which invest principally in fixed income securities.

5. T. Rowe Price Spectrum Growth Fund - Investing in a diversified group of T. Rowe Price mutual funds which invest principally in equity securities.

Distributions. Effective January 1, 1987, benefit payments from the Plan are limited to lump sum distributions. Prior to this date, former participants could elect to have their benefits paid to them under a variety of options over an extended period of time.

Although it has not expressed any intent to do so, Crown has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.






    Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company
    Notes to Financial Statements
    December 31, 1994



3.  Tax Status of the Plan

The Plan was amended and restated, effective January 1, 1994 to comply with all provisions of the Internal Revenue Code (IRC) and ERISA. The Committee has represented that the Plan has been administered in accordance with all provisions of the IRC and ERISA.

The Company has applied for a determination letter for the Plan from the IRS. The determination letter is subject to review by the IRS. The Committee anticipates receiving a favorable determination letter from the IRS, and accordingly, the Trust is not subject to federal or local income taxes.

4.  Acquisition of Plan Sponsor

On April 16, 1993, the Company was acquired by Crown at which time each share of the Company's stock held by the Plan was converted into .542 shares of Crown stock. The market value of each share of Crown stock on April 16, 1993 was $38.75. Company stock at a historical cost of approximately $4.4 million was converted to Crown stock; representing a market value of approximately $6.7 million at that date.

On April 20, 1993, Crown sold the Plastics Division to Mannesmann. Employees of Plastics participating in the Plan transferred or rolled-over approximately $12.2 million to either a Mannesmann sponsored plan or to their individual retirement accounts during the year.

























    Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company
    Schedule of Assets Held for Investment at December 31, 1994





        Description                  Number of Shares     Cost      Fair Value

Crown Cork & Seal Stock Fund                90,336    $ 2,573,756  $ 3,409,835*

T. Rowe Price Prime Reserve Fund         2,134,464      2,134,464    2,134,464*
T. Rowe Price Capital Appreciation Fund     52,276        637,698      632,531
T. Rowe Price Spectrum Income Fund         234,954      2,529,603    2,375,384*
T. Rowe Price Spectrum Growth Fund         457,222      4,978,257    5,088,883*

Participant Loan Fund
      (at 12.95% interest rate)                           175,905      175,905

Total investments at December 31, 1994                $13,029,683  $13,817,002



[FN]
* Represents more than 5% of net assets available for plan benefits at December 31, 1994.



































    Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company
    Reportable Transactions (Transaction or Series of Transactions)



                                                                Aggregate     Aggregate                     Net
                                      Number of    Number        Cost of       Proceeds        Cost      Gain(loss)
Description of Assets                 Purchases    of Sales      Purchases    from Sales      of Asset     on Sale

Crown Cork & Seal Common Stock Fund      107         272         $450,714      $731,014      $ 515,314    $215,700

Spectrum Income Fund                     246         237          453,491       876,276        886,515     (10,239)

Spectrum Growth Fund                     144         221          850,086     1,331,938      1,211,870     120,068

Prime Reserve Fund                       292         248          595,667       421,854        421,854           0












